Exhibit 99.41

MILLENNIAL ESPORTS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

QUARTERLY HIGHLIGHTS

For the Nine Months Ended

May 31, 2019

Millennial ESports Corp.

Management’s Discussion and Analysis

For the Nine Months Ended May 31, 2019

Dated: July 30, 2019

Introduction

The following management’s discussion and analysis (“MD&A”) of the financial condition and results of operations of Millennial ESports Corp. (“Millennial” or “the Company”) constitutes management’s review of the factors that affected the Company’s financial and operating performance for the nine months ended May 31, 2019. This MD&A has been prepared in compliance with the requirements of National Instrument 51-102 – Continuous Disclosure Obligations. This discussion should be read in conjunction with the audited annual consolidated financial statements of the Company for the year ended August 31, 2018, and the condensed interim consolidated financial statements for the nine months ended May 31, 2019 together with the notes thereto. Results are reported in United States dollars, unless otherwise noted. Information contained herein is presented as at July 30, 2019, unless otherwise indicated.

For the purposes of preparing this MD&A, management, in conjunction with the board of directors of the Company (the “Board of Directors” or “Board”), considers the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of Millennial common shares; or (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) if it would significantly alter the total mix of information available to investors. Management, in conjunction with the Board of Directors, evaluates materiality with reference to all relevant circumstances, including potential market sensitivity.

Further information about the Company and its operations can be obtained from the offices of the Company or from www.millennialesports.com or www.sedar.com.

Cautionary Note Regarding Forward-Looking Information

Certain statements contained in this document constitute “forward-looking statements”. When used in this document, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “propose”, “anticipate”, “believe”, used by any of the Corporation’s management, are intended to identify forward-looking statements. Such statements reflect the Corporation’s forecasts, estimates and expectations, as they relate to the Corporation’s current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the Corporation’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Corporation does not intend, and does not assume any obligation, to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.

Description of Business

Millennial Esports Corp. (MEC) is a vertically integrated mobile gaming publisher leading a revolution to fuse esports racing and professional motorsport through a global competition model. MEC is utilizing its gaming franchises and intellectual property (IP) to engage millions of new players. Combined with its virtual and live tournament platforms, gaming analytics capability, and motorsport IP - including World’s Fastest Gamer - MEC is uniquely positioned to become the market leader in Esport Racing.

Millennial ESports Corp.

Management’s Discussion and Analysis

For the Nine Months Ended May 31, 2019

Dated: July 30, 2019

Millennial Esports Corp. was incorporated as a private company by certificate of incorporation issued pursuant to the provisions of the Business Corporations Act (Ontario) on April 8, 2011. The authorized share capital of the Company consists of an unlimited number of common shares, without nominal or par value.

Significant Transactions

Share Consolidation

On June 5, 2019, subject to shareholder approval granted May 11, 2018, the Company consolidated its common shares on a 15 to 1 basis. Accordingly, disclosure has been updated to reflect this share consolidation within the Company’s condensed interim consolidated financial statements.

Convertible Debentures Agreement

On December 18, 2018, the Company closed a first tranche of its non-brokered private placement of convertible debentures in the principal amount of CAD$1,600,000 ($1,196,480). The debentures will mature 24 months from the date of issuance and bear interest at a rate of 12% per annum, payable on maturity. The debenture holders may convert at any time, all or a portion of the convertible loan principal into units of the Company at a price of CAD$1.35 ($1.05) per unit for the first 12 months and thereafter at a price of CAD$1.50 ($1.20) per unit until maturity. Each unit is comprised of one common share of the Company and one warrant, with each warrant exercisable into a common share of the Company at an exercise price of CAD$1.35 ($1.05) per share for the first 12 months and thereafter at a price of CAD$1,50 ($1.20) per share for a period of five years from the issuance of the debentures. The funding from this debenture issuance originated from a company with which a director of Millennial, is a senior officer. In April and May 2019, the Company closed additional tranches totaling CAD$1,251,316 ($925,098).

As the debentures are considered to be a compound financial instruments, the liability component and the equity component are presented separately, as determined at the date of issue, using the residual method. The liability component was determined by discounting the future stream of interest and principal repayments at the prevailing market rate of 20% for a comparable liability that does not have an associated equity component. $271,695 was allocated to the conversion option and is included in shareholders’ equity in the Company’s statement of financial position.

Highlights

Management Changes

On July 17, 2019, the Company announced it had appointed Darren Cox as company CEO and President, replacing Mr. Steve Shoemaker. The founder of Nissan and Sony’s GT Academy, Cox previously served as Nissan’s Head of Global Motorsport.

During the period, Mr. Ron Spoehel and Mr. Alex Igelman resigned as directors of the Company.

Millennial ESports Corp.

Management’s Discussion and Analysis

For the Nine Months Ended May 31, 2019

Dated: July 30, 2019

Sale of Arena in Vegas

With the Company’s focus now on its Esports Racing assets, the Company has entered into a binding term sheet to sell its interests in thE Arena in Las Vegas, the Millennial Esports tournament app, the LOL Champions app and related assets to Esports Capital Corp. (“ECC”). As a result of the sale, ECC shall be responsible for all ongoing liabilities of these properties in exchange for the Company making a payment of USD$400,000 to ECC. The sale of the thE Arena in Las Vegas is subject to entering into a binding sale agreement.

ECC is controlled by Alex Igelman, a director of the Company. Due to the fact that ECC is controlled by an former insider and a related party of the Company at the time of signing, this transaction was considered a “related party transaction” as set out in Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The Company is relying on the exemption from the valuation requirements of MI 61-101 contained in section 5.5(a), and from minority approval requirements pursuant to section 5.7(a), due to the fact that the fair market value of the subject-matter of, and the consideration for, the transaction, does not exceed 25% of the market capitalization of the Company. As of the date of this document, the transaction has not closed.

Other

On April 26, 2019, Pro Gaming League Inc. received a notice of default pertaining to rent on its Las Vegas, Nevada Esports Arena. The notice claims, rent, common area, and “penalty” charges amounting to $165,033 and future rents of $847,768 which are indicated as being current to the date of the notice. The Company intends to negotiate a suitable remedy.

On April 26, 2019, the Company received a demand letter from Mr. Alex Igelman, a director who resigned subsequent to February 28, 2019, claiming $272,800 in severance, executive chairman fees,and expenses, as well as repayment of an unsecured loan amounting to CAD$32,000 ($24,045).

Millennial ESports Corp.

Management’s Discussion and Analysis

For the Nine Months Ended May 31, 2019

Dated: July 30, 2019

Selected Quarterly Information

A summary of selected information for each of the quarters presented below is as follows:

		Net Loss
For the Period Ended	Revenue ($)	Total ($)	Basic and diluted loss per share ($)	Total assets ($)
2019 – May 31	801,039	(2,058,314)	(0.19)	13,144,665
2019 – February 28	2,075,058	(1,195,488)	(0.15)	13,731,836
2018 – November 30	1,673,040	(1,356,451)	(0.15)	14,206,010
2018 - August 31	1,529,181	(9,818,790	(1.05)	14,908,615
2018 – May 31	1,025,713	119,992	-	20,318,954
2018 – February 28	533,571	79,758	-	21,175,895
2017 – November 30	544,373	(1,884,423)	(0.30)	7,897,520
2017 - August 31	117,332	(4,924,309)	(1.05)	8,840,509,

Three Months Ended May 31, 2019 vs Three Months Ended May 31, 2018

The Company reported a net loss of $2,058,314 for the three months ended May 31, 2019 (three months ended May 31, 2018 – net earnings of $119,992). The Company continues to sustain a recurring loss as it builds a premiere esports company with top tier brands which will enable the company to scale and focus its attention of developing these core assets. During the three months ended May 31, 2019, the Company has seen a decline in revenue, driven primarily by a decline games and membership income in Eden Games, and saw Event income of $232,333, driven primarily by the Madden Classic event hosted at the Company’s Esports facility in Las Vegas in the second quarter.

Significant variances are as follows:

●	Professional fees increased to $247,602 for the May 31, 2019 three-month period ended, from $68,870 in the three months ended May 31, 2018, reflective of increased utilization of legal services associated with the restructuring. These fees consist primarily of legal, accounting and audit costs incurred.
●	Salaries and wages expenses declined to $314,960 for the three-months ended May 31, 2019 from $386,244 in the three months ended May 31, 2018, driven primarily by staffing reductions at the executive management and head office administration levels.

Millennial ESports Corp.

Management’s Discussion and Analysis

For the Nine Months Ended May 31, 2019

Dated: July 30, 2019

●	Consulting decreased to $190,145 from $599,216 for the May 31, 2018, 2018 three-month period ended, as staffing levels were reduced in Nevada and in the corporate office. Additionally, the prior year consulting expense was driven by Worlds Fastest Gamer Season 1.
●	During the three months ended May 31, 2019, the Company reported a loss on foreign exchange of $131,665, with a gain of $100,411 being reported for the comparative period. The fluctuation is driven by the relative variance in value between the Canadian dollar, UK pound GBP and the US dollar experienced during the respective periods.
●	Travel decreased from $79,792 in the three months ended May 31, 2018 to $14,602 in the current period, as the Company reduced discretionary expenses where possible to preserve its cash position.
●	Direct costs declined to $597,146 for the three months ended May 31, 2019, reflective of production costs in Eden Games, as compared with $1,126,205 during the three months ended May 31, 2018.
●	A in change in the fair value of warrants payable resulted in a gain of $123,705 compared to the prior period gain of $3,112,942, resulting from the periodic revaluation of the fair value of the Company’s warrant obligation, with the decline in value of the obligation primarily driven by unfavourable variances in the Company’s share price over the valuation period.

Nine Months Ended May 31, 2019 vs Nine Months Ended May 31, 2018

The Company reported a net loss of $4,467,300 the nine months ended May 31, 2019 (nine months ended May 31, 2018 – $1,684,673). The Company continues to sustain a recurring loss as it builds a premiere esports company with top tier brands which will enable the company to scale and focus its attention of developing these core assets. During the nine months ended May 31, 2019, the Company has seen growth in revenue, driven primarily by games and membership income in Eden Games, and saw Event income of $1,064,781, driven primarily by the Madden Classic event hosted at the Company’s Esports facility in Las Vegas in the second quarter.

Significant variances are as follows:

●	Professional fees decreased to $566,854 for the nine months ended May 31, 2019, from $635,915 in the nine months ended May 31, 2018, reflective of the company’s decision to reduce expenditures where possible to preserve liquidity. These fees consist primarily of legal, accounting and audit costs incurred.
●	Salaries and wages expenses declined to $933,053 for the nine months ended May 31, 2019 from $1,133,866 in the nine months ended May 31, 2018, driven primarily by staffing reductions at the executive management and head office administration levels.
●	Consulting decreased to $733,195 from $2,061,454 for the nine months ended May 31, 2019, as staffing levels were reduced in Nevada and in the corporate office. Additionally, the prior year consultants expense was driven by Worlds Fastest Gamer Season 1.
●	During the nine months ended May 31, 2019, the Company reported a loss on foreign exchange of $95,353, with a loss of $54,630 being reported for the comparative period. The fluctuation is driven by the relative variance in value between the Canadian dollar, UK pound GBP and the US dollar experienced during the respective periods.

Millennial ESports Corp.

Management’s Discussion and Analysis

For the Nine Months Ended May 31, 2019

Dated: July 30, 2019

●	Travel decreased from $309,379 in the nine months ended May 31, 2019 to $79,394 in the current period, as the Company reduced discretionary expenses where possible to preserve its cash position.
●	Direct costs increased to $3,701,535 for the nine months ended May 31, 2019, reflective of production costs in Eden Games, as compared with $1,126,205 during the nine months ended May 31, 2019, 2018, with the acquisition of Eden Games occurring late in February 2018.
●	A in change in the fair value of warrants payable resulted in a gain of $751,902 compared to the prior period gain of $6,343,665, resulting from the periodic revaluation of the fair value of the Company’s warrant obligation, with the decline in value of the obligation primarily driven by unfavourable variances in the Company’s share price over the valuation period.

Liquidity and Capital Resources

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. The Company’s liquidity and operating results may be adversely affected if the Company’s access to the capital market is hindered, whether as a result of a downturn in stock market conditions generally or as a result of conditions specific to the Company. As at May 31, 2019, the Company had a cash balance of $447,905 (August 31, 2018 - $607,933), to settle current liabilities of $9,669,101 (August 31, 2018 - $7,489,059).

The Company regularly evaluates its cash position to ensure preservation and security of capital as well as maintenance of liquidity. As the Company does not generate significant revenue, managing liquidity risk is dependent upon the ability to secure additional financing. The Company has not yet realized profitable operations and has incurred significant losses to date resulting in a cumulative deficit of $29,483,422 as at May 31, 2019 (August 31, 2018 - $25,016,122). The recoverability of the carrying value of the assets and the Company’s continued existence is dependent upon the achievement of profitable operations, or the ability of the Company to raise alternative financing, if necessary. While management has been historically successful in raising the necessary capital, it cannot provide assurance that it will be able to execute on its business strategy or be successful in future financing activities. As at May 31, 2019, the Company had working capital deficiency of $6,181,590 (August 31, 2018 – a deficiency of$1,303,652) which is comprised of current assets less current liabilities, excluding warrants payable, contingent performance share obligation, convertible debt and conversion feature of convertible debt. The Company has been successful in securing operational financing to date.

On September 30, 2018, the Company closed a series of promissory notes totaling $248,602. These notes are unsecured, bear interest at 18% per annum (with a minimum of 4 months interest being payable) one year term, maturing on September 30, 2019. Of the amounts raised, $100,000 was received from a company with which a director of the Company is an officer, and CAD$32,000 ($24,300) was received from a company controlled by a director of the Company. Accrued interest for the period ended May 31, 2019 was $29,832.

Millennial ESports Corp.

Management’s Discussion and Analysis

For the Nine Months Ended May 31, 2019

Dated: July 30, 2019

Off-Balance Sheet Arrangements

As of the date of this filing, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company including, without limitation, such considerations as liquidity and capital resources that have not previously been discussed.

Proposed Transactions

Other than that which is contemplated in this document, as of the date of this document, there are no proposed transactions.

Foreign Currencies

Transactions involving foreign currencies for items included in operations are translated into USD using the monthly average exchange rate and monetary assets and liabilities are translated at the exchange rate prevailing at the date of the consolidated statement of financial position and all other consolidated statement of financial position items are translated at historical rates applicable to the transactions that comprise the amounts. Translation gains and losses are included in the determination of other comprehensive loss in the statement of loss and comprehensive loss.

The following is a summary of the subsidiaries of the company, their country of incorporation, percentage ownership held, and functional currency.

PGL Consulting Services Inc.	Canada	100%	US Dollar
Pro Gaming League Inc.	Canada	100%	US Dollar
Eden Games	France	100%	Euro
Pro Gaming League Nevada Inc.	Canada	100%	US Dollar
Stream Hatchet S.L.	Spain	100%	Euro
IDEAS+CARS Ltd.	United Kingdom	100%	UK Pound
Millennial Esports California Corp.	United States	100%	US Dollar

Millennial ESports Corp.

Management’s Discussion and Analysis

For the Nine Months Ended May 31, 2019

Dated: July 30, 2019

Related Party Transactions

Key management includes the Company’s directors, officers and any consultants with the authority and responsibility for planning, directing and controlling the activities of an entity, directly or indirectly. Compensation awarded to key management includes the following:

	Nine Months Ended May 31, 2019 $	Nine Months Ended May 31, 2018 $
Alex Igelman – former CEO	30,000	315,000
Stephen Shoemaker, current CEO	225,000	100,000
Chad Larsson, former president and former CEO	-	79,234
Darren Cox - CMO	185,905	154,340
Robert Suttie - CFO	8,213	10,172

Amounts due to related parties as at February 28, 2019 with respect to the above fees were $395,462 (August 31, 2018 - $252,797). These amounts are unsecured, non-interest bearing and due on demand.

During the three and nine months ended May 31, 2019, the Company expensed $54,000 and $84,518, respectively (three and nine months ended May 31, 2018 - $29,407 and $99,455, respectively) to Marrelli Support Services Inc. (“Marrelli Support”) and DSA Corporate Services Inc. (“DSA”), together known as the “Marrelli Group” for:

(ii)	Bookkeeping and office support services;
(iii)	Corporate filing services
(iv)	Corporate secretarial services

The Marrelli Group is also reimbursed for out of pocket expenses.

Both Marrelli Support and DSA are private companies. Robert Suttie is the Vice-President of Marrelli Support, which is included in accounts payable and accrued liabilities on the statements of financial position.

As of May 31, 2019, the Marrelli Group was owed $59,127 (August 31, 2018 - $37,349). This amount is unsecured, non-interest bearing and due on demand.

See also Notes 12 and 13 in the Company’s May 31, 2019 condensed interim consolidated financial statements.

Millennial ESports Corp.

Management’s Discussion and Analysis

For the Nine Months Ended May 31, 2019

Dated: July 30, 2019

Current Global Financial Conditions and Trends

Securities of gaming and technology companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments globally, and market perceptions of the attractiveness of particular industries. The price of the securities of companies is also significantly affected by short-term currency exchange fluctuation and the political environment in the countries in which the Company does business. As of May 31, 2019, the global economy continues to be in a period of significant economic volatility, in large part due to US, European, and Middle East economic and political concerns which have impacted global economic growth.

Dependence on Key Employees

The Company’s business and operations are dependent on retaining the services of a small number of key employees. The success of the Company is, and will continue to be, to a significant extent, dependent on the expertise and experience of these employees. The loss of one or more of these employees could have a materially adverse effect on the Company. The Company does not maintain insurance on any of its key employees.

Recent Accounting Pronouncements

The following standards were adopted during the nine months May 31, 2019:

ii)	The Company has adopted IFRS 15 – Revenue from Contracts with Customers, on September 1, 2018. IFRS 15 was issued by the IASB in May 2014 and specifies how and when revenue should be recognized based on a five-step model, which is applied to all contracts with customers. On April 12, 2016, the IASB published final clarifications to IFRS 15 with respect to identifying performance obligations, principal versus agent considerations, and licensing.

The Company has applied IFRS 15 retrospectively and determined that there is no change to the comparative periods or transitional adjustments required as a result of the adoption of this standard. The Company’s accounting policy for revenue recognition under IFRS 15 is as follows:

To determine the amount and timing of revenue to be recognized, the Company follows a 5-step process:

1.	Identifying the contract with a customer
2.	Identifying the performance obligations
3.	Determining the transaction price
4.	Allocating the transaction price to the performance obligations
5.	Recognizing revenue when/as performance obligation(s) are satisfied.

Revenue from the sale of game development services is recognized when the Company meets its performance obligations. Esports event revenue is recognized upon completion of the event. In some cases, judgement is required in determining whether the customer is a business or the end consumer. This evaluation was made on the basis of whether the business obtains control of the product before transferring to the end consumer. Control of the product transfers at a point in time either upon access to completed code to or receipt by the customer, depending on the contractual terms.

Millennial ESports Corp.

Management’s Discussion and Analysis

For the Nine Months Ended May 31, 2019

Dated: July 30, 2019

The Company recognizes revenue in an amount that reflects the consideration that the Company expects to receive taking into account any variation that may result from rights of return.

iii) IFRS 9 – Financial instruments (“IFRS 9”) addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 was issued in November 2009, October 2010, November 2013 and finalized in July 2014. It replaces the parts of IAS 39 Financial Instruments: Recognition and Measurement that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured at fair value through profit or loss and those measured at amortized cost, with the determination made at initial recognition. The classification depends on an entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that in cases where the fair value option is selected for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the statements of operations, unless this creates an accounting mismatch. IFRS 9 has also been updated to amend the requirements around hedge accounting. However, there is no impact to the Company from these amendments as it does not apply hedge accounting. On September 1, 2018, the Company adopted these amendments.

The new hedge accounting guidance had no impact on the Company’s consolidated financial statements.

Under IFRS 9, financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. IFRS 9 contains the primary measurement categories for financial assets: measured at amortized cost, fair value through other comprehensive income (FVTOCI) and fair value through profit and loss (FVTPL).

Below is a summary showing the classification and measurement bases of the financial instruments as at September 1, 2018 as a result of adopting IFRS 9 (along with comparison to lAS 39).

Classification	IAS 39	IFRS 9

Cash	Loans & receivables	Amortized cost
Accounts and other receivables	Loans & receivables	Amortized cost
Long-term deposit	Loans & receivables	Amortized cost
Accounts payable and accrued liabilities	Other financial liabilities	Amortized cost
Promissory notes payable	Other financial liabilities	Amortized cost
Customer points liability	Other financial liabilities	Amortized cost
Contingent consideration	Other financial liabilities	Amortized cost
Long-term debt	Other financial liabilities	Amortized cost

There was no impact on the Company’s consolidated financial statements as result of adopting IFRS 9.

The following standards have not yet been adopted and are being evaluated to determine their impact on the Company.

i)	IFRS 3 – Business Combinations (“IFRS 3”) was amended in October 2018 to clarify the definition of a business. This amended definition states that a business must include inputs and a process and clarified that the process must be substantive and the inputs and process must together significantly contribute to operating outputs. In addition it narrows the definitions of a business by focusing the definition of outputs on goods and services provided to customers and other income from ordinary activities, rather than on providing dividends or other economic benefits directly to investors or lowering costs and added a test that makes it easier to conclude that a company has acquired a group of assets, rather than a business, if the value of the assets acquired is substantially all concentrated in a single asset or group of similar assets. The amendments are effective for annual reporting periods beginning on or after January 1, 2020. Earlier adoption is permitted.

Millennial ESports Corp.

Management’s Discussion and Analysis

For the Nine Months Ended May 31, 2019

Dated: July 30, 2019

ii)	IFRS 10 – Consolidated Financial Statements (“IFRS 10”) and IAS 28 – Investments in Associates and Joint Ventures (“IAS 28”) were amended in September 2014 to address a conflict between the requirements of IAS 28 and IFRS 10 and clarify that in a transaction involving an associate or joint venture, the extent of gain or loss recognition depends on whether the assets sold or contributed constitute a business. The effective date of these amendments is yet to be determined, however early adoption is permitted.

iii)	In January 2016, the IASB issued IFRS 16, Leases (“IFRS 16”). IFRS 16 is effective for periods beginning on or after January 1, 2019, with early adoption permitted. IFRS 16 eliminates the current dual model for lessees, which distinguishes between onbalance sheet finance leases and offbalance sheet operating leases. Instead, there is a single, onbalance sheet accounting model that is similar to current finance lease accounting. The Company is currently evaluating the impact of IFRS 16 will have on the consolidated financial statements.

iv)	IFRIC 23 – Uncertainty Over Income Tax Treatments (“IFRIC 23”) was issued in June 2017 and clarifies the accounting for uncertainties in income taxes. The interpretation committee concluded that an entity shall consider whether it is probable that a taxation authority will accept an uncertain tax treatment. If an entity concludes it is probable that the taxation authority will accept an uncertain tax treatment, then the entity shall determine taxable profit (tax loss), tax bases, unused tax losses and credits or tax rates consistently with the tax treatment used or planned to be used in its income tax filings. If an entity concludes it is not probable that the taxation authority will accept an uncertain tax treatment, the entity shall reflect the effect of uncertainty in determining the related taxable profit (tax loss), tax bases, unused tax losses and credits or tax rates. IFRIC 23 is effective for annual periods beginning on or after January 1, 2019. Earlier adoption is permitted. The adoption of this standard will not have a material impact on the Company’s consolidated financial statements.

There are no other relevant IFRSs or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Company.

Use of Management Estimates, Judgements and Measurement Uncertainty

The preparation of these consolidated financial statements requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Such estimates primarily relate to unsettled transactions and events as at the date of the consolidated financial statements. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, revenues, and expenses. Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgments and estimates. Actual outcomes may differ from these estimates under different assumptions and conditions. Significant estimates and judgments made by management in the preparation of these consolidated financial statements are outlined below:

Calculation of Warrants Payable

The Black-Scholes pricing model is used to determine the fair value for the warrants and utilizes subjective assumptions such as expected price volatility which is based on comparable companies, expected life of the warrant at the risk free rate. Any changes in these input assumptions can significantly affect the fair value estimate.

Millennial ESports Corp.

Management’s Discussion and Analysis

For the Nine Months Ended May 31, 2019

Dated: July 30, 2019

Calculation of Customer Points Liability

The Company allows customers to earn points on their purchases of membership fees, as well as for free by playing games or by completing certain achievements. Management estimates the monetary value of customer loyalty points available to be redeemed and which are not expected to be redeemed by customers, based on the customer’s ability to redeem points and the historical redemption patterns. The fair value of the customer loyalty liability is calculated based on the threshold of minimum number of customer loyalty points required for redemption in relation to the value of any merchandise offered by the Company.

The Company offers customer loyalty points for two types of transactions – sales transactions and non-sales transactions. The Company accounts for loyalty points in each of the transactions as follows:

Sales Transactions:

The Company accounts for customer loyalty points awarded during sales transactions as a separate component in a multiple component arrangement. A portion of the total consideration received in this multiple component arrangement includes the issuance of customer loyalty points, which is recognized based on the relative fair values of each of the components and is deferred until the customer loyalty points are ultimately redeemed.

Non-sale Transactions:

The Company accounts for customer loyalty points awarded during non-sales transactions as a liability in the consolidated statement of financial position. The fair value of the customer loyalty liability is calculated based on the threshold of minimum number of customer loyalty points required for redemption in relation to the value of any merchandise offered by the Company. The Company would set up a liability only once a player realizes a minimum number of accumulated customer loyalty points which would permit redemption.

Income taxes

The calculation of income taxes requires judgment in interpreting tax rules and regulations. There are transactions and calculations for which the ultimate tax determination is uncertain. The Company’s tax filings also are subject to audits, the outcome of which could change the amount of current and deferred tax assets and liabilities. Management believes that it has sufficient amounts accrued for outstanding tax matters based on information that currently is available.

Management judgment is used to determine the amounts of deferred tax assets and liabilities and future tax liabilities to be recognized. In particular, judgment is required when assessing the timing of the reversal of temporary differences to which future income tax rates are applied.

Millennial ESports Corp.

Management’s Discussion and Analysis

For the Nine Months Ended May 31, 2019

Dated: July 30, 2019

Business Acquisition

Applying the acquisition method to business combinations requires each identifiable asset and liability to be measured at its acquisition date fair value. The excess, if any, of the fair value of consideration over the fair value of the net identifiable assets acquired is recognized as goodwill. The determination of acquisition date fair values often requires management to make assumptions and estimates about future events. The assumptions with respect to fair value of intangible assets require a high degree of judgment and include estimates for future operating performance, discount rates, technology migration factors and terminal value rates. The Company performed a preliminary allocation of the purchase price and the fair value of assets acquired but the allocation still remains subject to change.

Goodwill and Intangible Assets Valuation

Goodwill and intangible assets are reviewed annually for impairment, or more frequently when there are indicators that impairment may have occurred, by comparing the carrying value to its recoverable amount. Management uses judgment in estimating the recoverable values of the Company’s CGUs and uses internally developed valuation models that consider various factors and assumptions including forecasted cash earnings, growth rates and discount rates. The use of different assumptions and estimates could influence the determination of the existence of impairment and the valuation of goodwill.

Valuation of Share-based Payments Expense

The valuation of stock options involves key estimates such as volatility, forfeiture rates, estimated lives and market rates.

Revenue recognition

The Company derives its revenues from five revenue streams: (a) pay-to-enter tournaments; (b) fees for head-to-head gaming matches; and (c) membership fees (d) customer loyalty point redemption (e) event revenue.

Membership fees are recognized evenly over the duration of the subscription.

Event revenue is recognized upon completion of event.

Critical Accounting Estimates

Income Taxes and Recovery of Deferred Tax Assets

The measurement of income taxes payable and deferred income tax assets and liabilities requires management to make judgments in the interpretation and application of the relevant tax laws. The actual amount of income taxes only becomes final upon filing and acceptance of the tax return by the relevant authorities, which occurs subsequent to the issuance of the financial statements. Deferred tax assets require management to assess the likelihood that the Company will generate taxable income in future periods in order to utilize recognized deferred tax assets.

Millennial ESports Corp.

Management’s Discussion and Analysis

For the Nine Months Ended May 31, 2019

Dated: July 30, 2019

Events Occurring After the Reporting Period

On June 5, 2019, subject to shareholder approval granted May 11, 2018, the Company consolidated its common shares on a 15 to 1 basis. Accordingly, disclosure has been updated to reflect this share consolidation within the Company’s condensed interim consolidated financial statements and this document.

On July 25, 2019, the Company announced that it had completed a second tranche principal amount of $5,342,000 under a non-brokered private placement (the “Private Placement”) of convertible debentures (the “Debentures”) in the principal amount of up to $15,000,000. The Debentures will mature 36 months from the date of issuance and bear interest at a rate of 6% per annum, payable on maturity. The debenture holders may convert all or a portion of the convertible loan principal into units (“Units”) of the Company at a price of $0.10 per Unit. Each Unit is comprised of one common share of the Company and one warrant, with each warrant exercisable into a common share of the Company at an exercise price of $0.10 per share for a period of five years from the issuance of the Debentures. The Company shall be entitled to call for the exercise of any outstanding warrants following the 6 month anniversary of closing in the event that the closing trading price of the shares is above $0.60 for fifteen (15) consecutive trading days. Together with the first tranche closing, the Company has closed on principal amount of $10,593,100 of Debentures. Proceeds of the Private Placement will be used for general corporate purposes. All securities issued pursuant to the Private Placement will be subject to a statutory hold period expiring four months and one day from closing.

Capital Management

The Company manages its capital with the following objectives:

●	to ensure sufficient financial flexibility to achieve the ongoing business objectives including funding of future growth opportunities, and pursuit of strategic acquisitions; and
●	to maximize shareholder return through enhancing the share value.
●	The company is looking for additional capital injections

The Company considers its capital to be its shareholders’ equity. As at February 28, 2019, the Company had shareholders’ equity of $4,752,445 (August 31, 2018 – $6,789,672). The Company’s objective when managing its capital is to seek continuous improvement in the return to its shareholders while maintaining a moderate to high tolerance for risk. The objective is achieved by prudently managing the capital generated through internal growth and profitability, through the use of lower cost capital, including raising share capital or debt when required to fund opportunities as they arise. The Company may also return capital to shareholders through the repurchase of shares, pay dividends or reduce debt where it determines any of these to be an effective method of achieving the above objective. The Company does not use ratios in the management of its capital. There have been no changes to management’s approach to managing its capital during the six months ended February 28, 2019 and 2018. The Company is subject to Policy 2.5 of the TSXV Venture Exchange (“TSXV”) which requires adequate working capital or financial resources of the greater of (i) $50,000 and (ii) an amount required in order to maintain operations and cover general and administrative expenses for a period of 6 months. As of February 28, 2019, the company was not compliant with Policy 2.5.

Millennial ESports Corp.

Management’s Discussion and Analysis

For the Nine Months Ended May 31, 2019

Dated: July 30, 2019

Contingencies and Commitments

i) Operating Leases

Eden Games is obligated under operating leases for use of its office premises for a 9 year period ending April 15, 2025. Eden Games can end the lease at end of every three-year period on six months advance notice. Payment of €25,000 ($19,150) is required every quarter. Annual future minimum rental payments under operating leases are as follows:

ii) Royalty Expenses

Royalty expenses relate to royalties paid to intellectual property rights holders for use of their trademarks, copyrights, software, technology or other intellectual property or proprietary rights in the development or sale of the Eden Games’ products. Eden Games has royalty agreements to utilize trademarks, copyrights, software, technology or other intellectual property or proprietary rights in the development or sale of its products. Eden Games has committed to pay royalties ranging from 4% to 25% of revenues after certain thresholds have been met, in connection with the underlying license agreements. Eden Games is required to remit 15% of the 8% royalty earned through F1 mobile sales to a third party as a commission for assisting in negotiations of the contract.

iii) Consulting Contracts

The Company is committed to pay $49,850 in fiscal 2019 under the terms of a consulting services contract.

Under the terms of a consulting agreement, the Company is committed to pay an individual the following commissions on any transactions closing within twelve months of termination:

-	10% commission of the value of all commercial arrangements that are referred to the Company that executed and consummated

-	6% commission on any equity funds raised through his connection and 2% on any debt funds raised

Under the terms of three consulting agreements, the Company is committed to pay 0.5% of tokens issued to each consultant, should the Company ever undertake a initial coin offering.

Under the terms of a consulting agreement, the Company is committed to pay six months severance in the event of termination, amounting to $113,914. If revenue from the Eden mobile app exceeds £100,000 ($111,681) in a month, in the first year of this agreement, a bonus equal to 2.5% of the excess shall be paid up to a maximum of £100,000 ($111,681) on an annual basis. Each successive year, the monthly target will increase by 20% but the maximum will remain at £100,000 ($111,681).

iv) Employment Contracts

Under the terms of an employment contract undertaken with the Company’s Chief Executive Officer (“CEO”), the Company is committed to pay nine months severance in the event of termination, amounting to $225,000. Additionally, the CEO’s employment agreement contains a provision for a discretionary annual bonus for up to 20%.

Millennial ESports Corp.

Management’s Discussion and Analysis

For the Nine Months Ended May 31, 2019

Dated: July 30, 2019

Under the terms of an employment contract undertaken with the Company’s controller, the Company is committed to pay three months severance in the event of termination, amounting to $42,500. Additionally, the controller’s employment agreement contains a provision for a discretionary annual bonus for up to 20%.

Under the terms of an employment contract undertaken with a facility manager, the Company is committed to pay three months severance in the event of termination, amounting to $8,250. Additionally, the facility manager’s agreement contains a provision for a discretionary annual bonus for up to 20%.

The Company is committed to pay $230,000 under the terms of a 24 month fixed term contract with the Company’s Executive chairman, commencing August 1, 2018.

v) Software Contract

The Company is committed under the terms of a software license agreement until June 1, 2021 for annual fees of $87,907, or $263,722 in aggregate.

Disclosure of Outstanding Share Data

As at the date of this document, the Company had 11,012,968 issued and outstanding shares, 1,478,768 warrants exercisable between C$0.75 and C$18.00, expiring between October 20, 2019 and July 12, 2020, and 868,333 options with a weighted average exercise price of C$3.15.